Filed pursuant to Rule 424(b)(2)

Registration Statement No. 333-160409

CALCULATION OF REGISTRATION FEE(1)

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee(2)
Common stock without par value	$723,808,536	$40,389

(1)	This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in our registration statement on Form F-3 filed on July 2, 2009 (Registration No. 333-160409).
(2)	The registration fee is calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended. A registration fee of $43,448 has been paid in respect of securities to be offered from our registration statement (Registration No. 333-160409), of which this prospectus is a part. No additional registration fee has been or will be paid with respect to this offering.

PROSPECTUS

ORIX CORPORATION

12,102,740 Shares of Common Stock

in the form of Shares and American Depositary Shares

ORIX Corporation, a joint stock company incorporated with limited liability under the laws of Japan, is offering 12,102,740 shares of its common stock, in the form of shares and American Depositary Shares, or ADSs, in the United States and elsewhere outside of Japan. The offered shares are newly issued shares. Each ADS represents one-half of one share of our common stock.

Additional underwriters are offering 4,186,860 shares of common stock in Japan. These offerings are collectively referred to in this prospectus as the global offering.

Shares of our common stock are listed on the First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange in Japan. ADSs, each representing one-half of one share of common stock are listed on the New York Stock Exchange under the symbol “IX”. The last reported sales price for our common stock on the Tokyo Stock Exchange on July 13, 2009 was ¥4,980 per share and the last reported sales price for our ADSs on the New York Stock Exchange on July 10, 2009 was $27.64 per ADS.

Investing in the shares of our common stock or ADSs involves risks. See “Risk Factors” in Item 3 of our most recent annual report on Form 20–F filed with the U.S. Securities and Exchange Commission, or the SEC.

	Per ADS	Total(1)	Per Share of common stock	Total(2)

Public offering price	$26.20	$634,183,576	¥4,830.00	¥58,456,234,200

Underwriting discounts and commissions	$1.08	$26,141,918	¥199.20	¥2,410,865,808

Proceeds, before expenses, to the issuer	$25.12	$608,041,658	¥4,630.80	¥56,045,368,392

(1)	Assuming all shares to be sold in the international offering will be sold in the form of ADSs.
(2)	Assuming none of the shares to be sold in the international offering will be sold in the form of ADSs.

We have granted the international underwriters an option to purchase up to an additional 1,710,400 shares of our common stock, in the form of shares or ADSs, solely to cover any over-allotments.

Neither the U.S. Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares are offered by the international underwriters as specified in this prospectus. Payment for the shares will be made in yen for value on or about July 21, 2009 (Tokyo time), and the shares will be delivered in Tokyo on July 22, 2009 (Tokyo time) through the book-entry transfer system operated by the Japan Securities Depository Center, Inc., or JASDEC, under the central clearing system in Japan. The ADSs will be delivered in book-entry form through The Depository Trust Company on or about July 22, 2009 (New York time).

Joint Global Coordinators

UBS Securities Japan Ltd	Merrill Lynch Japan Securities	Morgan Stanley	Nikko Citigroup

Joint Bookrunners

UBS Investment Bank	Merrill Lynch & Co.	Morgan Stanley

Prospectus dated July 13, 2009

ii

ABOUT THIS PROSPECTUS

It is important for you to read and consider all information contained in, or incorporated by reference into, this prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to in “Where You Can Obtain More Information” beginning on page 34 of this prospectus before purchasing any of our shares and ADSs.

You should rely only on the information contained in or incorporated by reference into this prospectus. “Incorporated by reference” means that we can disclose important information to you by referring you to another document filed separately with the SEC. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making, nor will we make, an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus, including any information incorporated by reference, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since those respective dates.

Unless the context otherwise requires, references in this prospectus to “ORIX” refers to ORIX Corporation and “we,” “us,” “our” and similar terms refer to ORIX Corporation and its subsidiaries, taken as a whole. We use the word “you” to refer to prospective investors in the shares of our common stock and ADSs.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in Japanese yen.

In this prospectus, when we refer to “dollars,” “US$” and “$,” we mean U.S. dollars, and, when we refer to “yen” and “¥,” we mean Japanese yen. This prospectus contains a translation of some Japanese yen amounts into U.S. dollars solely for your convenience.

Certain monetary amounts, ratios and percentage data included in this prospectus have been subject to rounding adjustments for the convenience of the reader. Accordingly, figures shown as totals in certain tables may not be equal to the arithmetic sums of the figures which precede them.

Our head office is located at Mita NN Building, 4-1-23 Shiba, Minato-ku, Tokyo 108-0014, Japan and the telephone number is +81-3-5419-5112.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. Words such as “believe,” “will,” “should,” “expect,” “intend,” “anticipate,” “estimate” and similar expressions, among others, identify forward-looking statements. Forward-looking statements, which include statements contained in “Summary—Recent Developments” in this prospectus, as well as in “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of our annual report on Form 20-F for the fiscal year ended March 31, 2009, are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those set forth in such statements.

We have identified some of the risks inherent in forward-looking statements in Item 3 of our most recent annual report on Form 20-F, “Key Information—Risk Factors.” Other factors could also adversely affect our results or the accuracy of forward-looking statements in this prospectus, and you should not consider the factors discussed here or in Item 3 of our most recent annual report on Form 20-F, “Key Information—Risk Factors,” to be a complete set of all potential risks or uncertainties.

The forward-looking statements made in this prospectus speak only as of the date of this prospectus. We expressly disclaim any obligation or undertaking to release any update or revision to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

SUMMARY

This summary highlights key information described in greater detail elsewhere, or incorporated by reference, in this prospectus. You should read carefully the entire prospectus and the documents incorporated by reference before making an investment decision.

Company Information

ORIX Corporation is a joint stock corporation (kabushiki kaisha) formed under Japanese law. ORIX was founded as a Japanese corporation in 1964 in Osaka, Japan as Orient Leasing Co., Ltd., a specialist in equipment leasing. We have grown over the succeeding decades to become one of Japan’s leading financial services companies, providing a broad range of commercial and consumer finance products and services to Japanese and overseas customers.

We also have a diversified shareholder base, with 45.8% of our shares held by Japanese financial institutions as of March 31, 2009, 34.3% by overseas corporations, 14.8% by individuals and 5.1% by others.

For further information, see “Information on the Company” in Item 4 of our most recent annual report on Form 20-F.

Our head office is located at Mita NN Building, 4-1-23 Shiba, Minato-ku, Tokyo 108-0014, Japan. Our telephone number is +81-3-5419-5112. Our website is found at www.orix.co.jp. The information on our website is not incorporated by reference into this prospectus.

Recent Developments

Overview

The global financial crisis and resulting economic downturns in Japan and the other markets in which we operate adversely affected our operating results in the year ended March 31, 2009, and the operating environment continues to be very challenging in the current fiscal year. Our current management focus is on improving operational stability by adapting to the recent drastic changes in operating environment. Specific initiatives taken to date include:

•

Enhanced financial positioning: In the year ended March 31, 2009, we reduced total assets by ¥625.2 billion while reducing short-term debt and increasing cash and cash equivalents to improve our liquidity position. ORIX Trust & Banking increased deposits as compared to at March 31, 2008, and ORIX issued ¥150 billion in convertible bonds in December 2008. Over the last ten years, total assets generally increased from ¥5,342 billion as of March 31, 2000 to a peak of ¥8,995 billion as of March 31, 2008 before decreasing to ¥8,370 billion as of March 31, 2009. Similarly, total interest-bearing debt (short-term debt plus long-term debt plus deposits) generally increased from ¥4,010 billion as of March 31, 2000 to ¥6,263 billion as of March 31, 2008 before decreasing to ¥5,920 billion as of March 31, 2009. In light of expected continued adverse conditions, we expect to continue to reduce total assets in the current fiscal year, particularly real estate-related assets, and to adjust our financial structure in alignment with the evolving market conditions through a newly established Corporate Planning and Financial Control Headquarters consolidating the treasury, accounting, corporate planning and IR functions under our chief financial officer. Our debt-to-equity ratio, measured as total non-deposit interest-bearing debt (short-term debt plus long-term debt but excluding deposits) divided by total shareholders’ equity, has decreased from a high of 9.1x as of March 31, 2000 to 4.6x as of March 31, 2008 and 4.5x as of March 31, 2009.

•

Enhanced risk management: We have exposure to real estate in multiple segments, in particular exposure to Japanese real estate values through loans to real estate companies in our Corporate Financial Services segment, holdings of non-recourse loans, specified bonds and purchased loans in our Investment Banking segment and properties owned in our Real Estate segment. After significant reductions in the year ended March 31, 2009, we are continuing to reduce asset levels in the current year. We are using the breadth of our expertise to manage these diverse exposures and optimize both sales and leasing strategies. We have also enhanced monitoring of our investments in our affiliates, DAIKYO Inc. and Fuji Fire and Marine Insurance Company, Limited.

•

Operational realignment: We are also studying ways to streamline our balance sheet and pursue profit growth through alliances with other financial institutions. An initial example is our agreement announced on May 7, 2009 for Sumitomo Mitsui Banking Corporation to take a 51% interest in ORIX Credit Corp., which specializes in card loans targeting relatively high-income individuals. We hope this tie-up will help expand ORIX Credit Corp.’s marketing channels as well as its access to funding.

In light of continued uncertainty about global economic conditions, we expect to continue to focus on the stability of our funding structure and decreased balance sheet risk in the current fiscal year. While we currently expect this to result in reductions in total assets and total revenues in the current fiscal year, in part due to our sale of a 51% interest in ORIX Credit Corp., we also expect these measures to position us well for the next growth cycle. We believe our diversified business operations are a strength and see opportunities in areas such as:

•	SME Markets: we provide a broad range of products to a nationwide SME customer base. We see further opportunity to cross-sell financial and advisory services to these customers.

•

Real Estate: within the ORIX Group we have complementary expertise in the development, management and financing of real estate. We plan to be opportunistic in sourcing new investments and fee-earning engagements.

•

Asian Markets: we have a long history of operating in Asia in cooperation with local partners. We believe we can utilize our existing business network to offer additional services based upon the expertise we have developed in Japan in areas such as loan servicing, principal investment and real estate operations.

Corporate reorganization application of JOINT Corporation

JOINT Corporation, a condominium developer and our affiliate, filed to begin corporate rehabilitation proceedings under Japanese law on May 29, 2009. The balance of ORIX’s investment in JOINT Corporation and its affiliates as of the end of March 2009 amounted to ¥10.7 billion. As of June 25, 2009, the balance was ¥7.4 billion because a part of the investment was sold after the commencement of corporate rehabilitation proceedings, resulting in a loss of ¥2.7 billion. Depending on the progress of the rehabilitation plan, it is possible that we will recognize further loss with respect to such investment.

THE OFFERING

For a more complete description of the terms of our common stock and related matters referred to in the following summary, see the “Description of Common Stock and American Depositary Shares” and “Underwriting” sections of this prospectus, and other information included in, or incorporated by reference into, this prospectus.

Shares offered in the global offering	16,289,600 shares of our common stock, which may be delivered in the form of shares or ADSs.

Global offering	The global offering consists of the following concurrent offerings:

International offering	12,102,740 shares of common stock to be offered in the United States and elsewhere outside of Japan in the form of shares and ADSs.

Japanese offering	4,186,860 shares of common stock to be offered in Japan. The international offering is not conditioned on the Japanese offering.

Joint global coordinators	UBS Securities Japan Ltd, Merrill Lynch Japan Securities Co., Ltd., Morgan Stanley Japan Securities Co., Ltd. and Nikko Citigroup Limited.

Over-allotment option granted	We have granted the international underwriters an option to purchase up to an additional 1,710,400 shares of our common stock, in the form of shares or ADSs, solely in connection with any over-allotments. See the section entitled “Underwriting” for additional details with respect to this option.

Shares that will have been issued immediately after the global offering	110,217,488 shares of common stock, including shares represented by ADSs and assuming full exercise of the over-allotment option.

American Depositary Shares	Each ADS represents one-half of one share of our common stock. The ADSs may be evidenced by American depositary receipts, or ADRs, issued under a deposit agreement for the ADSs among us, Citibank N.A., acting as depositary, and the owners and holders from time to time of ADSs.

Depositary for the ADSs	Citibank, N.A.

Offering price	¥4,830 per share of common stock or $26.20 per ADS.

Use of proceeds	We expect to receive net proceeds from the global offering of approximately ¥82,809,594,000 (assuming that the over-allotment option is exercised in full and after deducting the underwriters’ discounts and commissions and estimated aggregate expenses), which we plan to use for general corporate purposes, including to build a more stable financial base and to invest in future growth opportunities.

Dividends	Annual dividends may be distributed by us in cash to holders of our common stock as of March 31 of each year in proportion to the number of shares held by such holder. We may make distributions of surplus to the holders of our common stock any number of times per fiscal year, subject to some limitations, as described in “Description of Common Stock and American Depositary Shares—Description of Common Stock—Distributions of Surplus”. Dividend payments to non-resident holders of shares or ADSs will be subject to Japanese withholding taxes. Dividends on our common stock are paid in Japanese yen. Subject to the terms of the deposit agreement, the depositary for the ADSs will convert any cash dividends into U.S. dollars and distribute U.S. dollars to the holders of the ADSs.

United States Taxation	We expect to be a passive foreign investment company, or a PFIC, under the United States Internal Revenue Code. For more information about the income tax consequences of investing in our shares or ADSs, please see “Item 10. Additional Information—Taxation—United States Taxation” in our annual report on Form 20-F for the fiscal year ended March 31, 2009.

Listing	Shares of our common stock are listed on the First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange in Japan under the code “8591”. ADSs, each of which represents one-half of one share of common stock, are listed on the New York Stock Exchange under the symbol “IX”.

Voting rights	Holders of our common stock have the right to one vote for each unit, consisting of 10 shares of common stock, on all matters submitted to a vote of shareholders. Holders of ADSs have the right to instruct the depositary to exercise on their behalf voting rights pertaining to the shares of common stock represented by the ADSs, subject to some restrictions.

Lock-up	We have agreed with the joint global coordinators to restrictions on the sale of shares of our common stock for a period beginning on the date of the international underwriting agreement and the Japanese underwriting agreement and ending on the date that is 180 days after the payment date for the global offering, subject to limited exceptions (including our issuance of shares in connection with any merger, share exchange, share transfer, demerger or other reorganization) and to extension in certain limited circumstances as described in “Underwriting.”

Payment and settlement	The underwriters expect to make payment for the shares to be sold in the global offering (including shares underlying any ADSs sold) on or about July 21, 2009 (Tokyo time) and to deliver the common stock in Tokyo through the book-entry transfer system of JASDEC on or about July 22, 2009 (Tokyo time). The underwriters expect to deliver ADSs in New York, New York through the facilities of The Depository Trust Company on or about July 22, 2009 (New York time). Delivery of the shares and the ADSs in the international offering is expected to occur later than three days after pricing of the global offering as described in the expected timetable below. Because of the longer settlement period, purchasers who wish to trade shares or ADSs on or soon after pricing may need to specify alternative settlement arrangements to prevent a failed settlement.

Expected timetable

The expected timetable for the global offering is as follows:

•     Marketing of the global offering commenced on July 2, 2009.

•     Pricing of the global offering was determined following the close of the market in Japan on July 13, 2009.

•     Japanese subscription period will commence on July 14, 2009 (Tokyo time) and close on July 15, 2009 (Tokyo time).

•     Deliver of the shares of common stock in the global offering is expected on July 22, 2009 (Tokyo time).

•     Delivery of the ADSs, if any, in the international offering is expected to be on July 22, 2009 (New York time).

Risk factors	You should carefully consider all of the information contained in, or incorporated by reference into, this prospectus before investing in our common stock including the information in “Item 3. Key Information—Risk Factors” of our most recent annual report on Form 20-F.

SELECTED FINANCIAL DATA

The following selected financial information has been derived from our consolidated financial statements as of each of the dates and for each of the periods indicated below except for “Number of employees.” This information should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial data appearing elsewhere or incorporated by reference in this prospectus.

	As of and for the year ended March 31,
	2005	2006	2007	2008	2009
	(In millions of yen)
Income statement data:(1)
Total revenues	¥908,765	¥913,818	¥1,122,450	¥1,151,539	¥1,075,811
Total expenses	778,073	700,916	841,385	963,549	1,021,072
Operating income	130,692	212,902	281,065	187,990	54,739
Equity in net income (loss) of affiliates	19,672	32,054	31,951	48,343	(42,937)
Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	3,347	2,732	1,962	12,222	(1,731)
Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations, extraordinary gain and cumulative effect of a change in accounting principle	153,711	247,688	314,978	248,555	10,071
Income from continuing operations	83,871	148,187	184,375	146,150	10,188
Net income	91,496	166,388	196,506	169,597	21,924

Balance sheet data:
Investment in direct financing leases(2)	¥1,451,574	¥1,437,491	¥1,258,404	¥1,098,128	¥914,444
Installment loans(2)	2,386,597	2,926,036	3,490,326	3,766,310	3,304,101
Investment in operating leases	619,005	720,096	862,049	1,019,956	1,226,624
Investment in securities	589,271	682,798	875,581	1,121,784	926,140
Other operating assets	82,651	91,856	152,106	197,295	189,560
Operating assets(3)	5,129,098	5,858,277	6,638,466	7,203,473	6,560,869
Allowance for doubtful receivables on direct financing leases and probable loan losses	(115,250)	(97,002)	(89,508)	(102,007)	(158,544)
Other assets	1,055,105	1,481,180	1,658,229	1,893,504	1,967,411

Total assets	¥6,068,953	¥7,242,455	¥8,207,187	¥8,994,970	¥8,369,736

Short-term debt	¥947,871	¥1,336,414	¥1,174,391	¥1,330,147	¥798,167
Long-term debt	2,861,863	3,236,055	3,863,057	4,462,187	4,453,845
Deposits	336,588	353,284	446,474	470,683	667,627
Common stock	73,100	88,458	98,755	102,107	102,216
Additional paid-in capital	91,045	106,729	119,402	135,159	136,313
Shareholders’ equity	727,333	953,646	1,194,234	1,267,917	1,167,530
Number of issued shares	87,966,090	90,289,655	91,518,194	92,193,067	92,217,067
Number of outstanding shares	87,388,706	89,890,579	91,233,710	90,496,863	89,400,220

	As of and for the year ended March 31,
	2005	2006	2007	2008	2009
	(In millions of yen)

Key ratios (%, except D/E ratio)(4)
Return on equity, or ROE	14.17	19.80	18.30	13.78	1.80
Return on assets, or ROA	1.56	2.50	2.54	1.97	0.25
Shareholders’ equity ratio	11.98	13.17	14.55	14.10	13.95
Debt-to-Equity ratio, or D/E ratio(5)	5.2x	4.8x	4.2x	4.6x	4.5x
Allowance/investment in direct financing leases and installment loans	3.00	2.22	1.88	2.10	3.76

Per share data and employees:
Shareholders’ equity per share	¥8,322.96	¥10,608.97	¥13,089.83	¥14,010.62	¥13,059.59
Basic earnings from continuing operations per share(6)	997.16	1,677.82	2,042.70	1,603.40	114.59
Basic earnings per share	1,087.82	1,883.89	2,177.10	1,860.63	246.59
Diluted earnings per share	1,002.18	1,790.30	2,100.93	1,817.81	233.81
Cash dividends per share	25.00	40.00	90.00	130.00	260.00
Cash dividends per share(7)	$0.23	$0.34	$0.77	$1.07	$2.49
Number of employees	13,734	15,067	16,662	18,702	18,920

(1)	As a result of the recording of income from discontinued operations based on the Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we reclassified certain items retroactively to the prior years.
(2)	The sum of assets considered 90 days or more past due and loans individually evaluated for impairment amounted to ¥138,699 million, ¥120,607 million, ¥134,394 million, ¥203,253 million and ¥495,514 million as of March 31, 2005, 2006, 2007, 2008 and 2009, respectively. These sums included: (i) investment in direct financing leases considered 90 days or more past due of ¥25,733 million, ¥20,494 million, ¥21,149 million, ¥22,637 million and ¥27,949 million as of March 31, 2005, 2006, 2007, 2008 and 2009, respectively, (ii) installment loans (excluding loans individually evaluated for impairment) considered 90 days or more past due of ¥26,945 million, ¥16,455 million, ¥12,656 million, ¥15,333 million and ¥17,860 million, as of March 31, 2005, 2006, 2007, 2008 and 2009, respectively, and (iii) installment loans individually evaluated for impairment of ¥86,021 million, ¥83,658 million, ¥100,589 million, ¥165,283 million and ¥449,705 million as of March 31, 2005, 2006, 2007, 2008 and 2009, respectively.
(3)	Operating assets are defined as assets subject to regular, active sales and marketing activities including the assets shown on the balance sheet as investment in direct financing leases, installment loans, investment in operating leases, investment in securities and other operating assets. Operating assets are calculated before allowance for doubtful receivables on direct financing leases and probable loan losses.
(4)	Return on equity is the ratio of net income for the period to average shareholders’ equity based on period-end balances. Return on assets is the ratio of net income for the period to average total assets based on period-end balances. Shareholders’ equity ratio is the ratio as of the period end of shareholders’ equity to total assets. Allowance/investment in direct financing leases and installment loans is the ratio as of the period end of the allowance for doubtful receivables on direct financing leases and probable loan losses to the sum of investment in direct financing leases and installment loans.
(5)	Debt-to-Equity ratio is measured as total non-deposit interest-bearing debt (short-term debt plus long-term debt but excluding deposits) divided by total shareholders’ equity.
(6)	Basic earnings from continuing operations per share is the amount derived by dividing income from continuing operations by the weighted-average number of common shares outstanding based on month-end balances during the period.
(7)	The U.S. dollar amounts represent translations of the Japanese yen amounts at the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on the respective dividend payment dates.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our consolidated capitalization and indebtedness at March 31, 2009, on an actual basis and on an as adjusted basis to give effect to the receipt of the net proceeds from the issuance and sale of the shares in the global offering, assuming the international over-allotment option is exercised in full and after the deduction of estimated underwriting discounts but excluding offering expenses payable by us. This information should be read in conjunction with our consolidated financial statements, including the notes thereto, and other financial data appearing elsewhere or incorporated by reference in this prospectus.

	As of March 31, 2009
	Actual	As adjusted
	(In millions of yen)
Short-term debt:
Total short-term debt (excluding current portion of long-term debt)	¥798,167	¥798,167

Long-term debt:
Total long-term debt	¥4,453,845	¥4,453,845

Shareholders’ equity:
Common stock: authorized—259,000,000 shares issued—92,217,067 shares (110,217,067 shares as adjusted)	¥102,216	¥143,893
Additional paid-in capital	136,313	177,990
Legal reserve	—
Retained earnings	1,071,919	1,071,919
Accumulated other comprehensive income (loss)	(92,384)	(92,384)
Treasury stock, at cost	(50,534)	(50,534)

Total shareholders’ equity	¥1,167,530	¥1,250,884

Total liabilities and shareholders’ equity	¥8,369,736	¥8,453,090

(1)	For a discussion of secured indebtedness as of March 31, 2009, see Note 14 to the consolidated financial statements in our annual report on Form 20-F for the fiscal year ended March 31, 2009.
(2)	As of March 31, 2009, no material portion of our consolidated indebtedness was guaranteed. For the purpose of this note, guaranteed means guarantees provided by third parties.
(3)	We and certain subsidiaries guarantee loans made by banks and other financial institutions to third parties. For a discussion of our guarantees as of March 31, 2009, see Note 30 to the consolidated financial statements in our annual report on Form 20-F for the fiscal year ended March 31, 2009.

USE OF PROCEEDS

We expect to receive approximately ¥74,889,073,680 in net cash proceeds from the issuance and sale of new shares in the global offering which we plan to use for general corporate purposes, including to build a more stable financial base and to invest in future growth opportunities.

These amounts are after deducting the underwriters’ discounts and commissions and ¥544,806,000 of estimated aggregate expenses payable by us.

If the international underwriters elect to exercise their option to purchase up to an additional 1,710,400 shares of our common stock in full, we expect to receive an additional ¥7,920,520,320 in net cash proceeds, which we plan to use for general corporate purposes, including to build a more stable financial base and to invest in future growth opportunities.

DESCRIPTION OF COMMON STOCK AND AMERICAN DEPOSITARY SHARES

Description of Common Stock

Set out below is certain information concerning the shares of our common stock, including summaries of provisions of our Articles of Incorporation and Share Handling Regulations and of the Company Law of Japan, or the Company Law, relating to joint stock corporations (kabushiki kaisha) and certain related legislation, all as currently in effect. As described in Item 6 “Directors, Senior Management and Employees” of our annual report on Form 20-F for the fiscal year ended March 31, 2009, we have adopted a “Company with Committee” board model. Under the Company with Committee board model, our board of directors may delegate substantial management authority to executive officers. In this registration statement, any reference to a resolution by the board of directors will also include a resolution of an authorized executive officer if an executive officer has been delegated the authority to approve such action.

General

Our authorized share capital is 259,000,000 shares. Currently our Articles of Incorporation provide only for the issuance of shares of common stock. As of June 30, 2009, we had 92,217,488 shares issued without par value, all of which were fully-paid and non-assessable.

Unless shareholders’ approval is required as described in “Voting Rights”, the shares will be issued under a resolution approved by the board of directors and a decision made by the executive officer under delegation by the board of directors.

For a change in the number of shares issued for the past three fiscal years, see Note 19 of “Item 18. Financial Statements” in our annual report on Form 20-F for the fiscal year ended March 31, 2009.

Under the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, Etc. of Japan and regulations thereunder, or the Book-Entry Law, in Japan, every share which is listed on any of the stock exchanges in Japan shall be transferred and settled only by the central clearing system provided by JASDEC, and all Japanese companies listed on any Japanese stock exchange no longer issue share certificates. Shareholders of listed shares must have accounts at account management institutions to hold their shares unless such shareholder has an account at JASDEC, and any transfer of shares is effected through book entry, and title to the shares passes to the transferee at the time when the transferred number of the shares is recorded in the transferee’s account at an account managing institution under the Book-Entry Law. The holder of an account at an account managing institution is presumed to be the legal owner of the shares recorded in such account. Under the Company Law and the Book-Entry Law, in order to assert shareholders’ rights against us, the transferee must have his or her name and address registered on our register of shareholders, except in limited circumstances. Foreign shareholders may file specimen signatures in lieu of seals. Non-resident shareholders are required to appoint a standing proxy in Japan or designate a mailing address in Japan. The registration of transfer and the application for reduced withholding tax on dividends can usually be handled by a standing proxy. See “Taxation—Japanese Taxation” in Item 10 of our annual report on Form 20-F for the fiscal year ended March 31, 2009. Japanese securities companies and commercial banks customarily will act as standing proxies and provide related services for standard fees.

Our transfer agent is Mitsubishi UFJ Trust and Banking Corporation, located at 10-11, Higashisuna, 7-chome, Koto-ku, Tokyo 137-8081, Japan.

In general, there are no limitations on the right to own shares of our common stock, including the rights of non-residents or foreign shareholders to hold or exercise voting rights on the securities imposed under Japanese law or by our articles of incorporation.

Settlement

Settlement of transactions for shares listed on any of the stock exchanges in Japan will normally be effected on the fourth trading day from and including the transaction. Settlement in Japan shall be made through JASDEC as described above.

Distributions of Surplus

Annual dividends may be distributed by us in cash to shareholders or pledgees of record as of March 31 of each year in proportion to the number of shares held by each shareholder or registered pledgee, as the case may be.

We may make distributions of surplus to the shareholders any number of times per fiscal year, subject to certain limitations as described below. Under our Articles of Incorporation, distributions of cash dividends need to be declared by a resolution of the board of directors. Distributions of surplus may be made in cash or in kind in proportion to the number of shares held by respective shareholders. A resolution of the board of directors authorizing a distribution of surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of surplus is to be made in kind, we may, pursuant to a resolution of a general meeting of shareholders or the board of directors, as the case may be, grant a right to the shareholders to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of surplus must be approved by a special resolution of a general meeting of shareholders.

Under our Articles of Incorporation, if the dividends from surplus as of the last day of the fiscal year are distributed within three months for common shares, we treat the shareholders or share pledgees registered or recorded on the Register of Shareholders as of the last day of the fiscal year as the person having rights to receive such dividends. Dividends or other distributable assets shall not incur interest thereon. If the relevant distributed assets are not received within a full three years from the date on which the distribution of relevant distributed assets became effective, we may be released from its obligation to distribute such assets.

Under the Company Law, when we make distributions of surplus, if the sum of our capital reserve (shihonjunbikin) and earned surplus reserve (riekijunbikin) is less than one-quarter of our stated capital, we must, until such sum reaches one-quarter of the stated capital, set aside in our capital reserve and/or earned surplus reserve an amount equal to one-tenth of the amount of surplus so distributed as required by ordinances of the Ministry of Justice.

The amount of surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D – (E + F + G)

In the above formula:

“A” = the total amount of other capital surplus and other earnings surplus, each such amount being that appearing on our non-consolidated balance sheet as of the end of the last fiscal year

“B” = (if we have disposed of our treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by us less the book value thereof

“C” = (if we have reduced our stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to capital reserve or earned surplus reserve (if any)

“D” = (if we have reduced our capital reserve or earned surplus reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any)

“E” = (if we have cancelled our treasury stock after the end of the last fiscal year) the book value of such treasury stock

“F” = (if we have distributed surplus to our shareholders after the end of the last fiscal year) the amount of the assets distributed to shareholders by way of such distribution of surplus

“G” = certain other amounts set forth in an ordinance of the Ministry of Justice, including (if we have reduced surplus and increased stated capital, capital reserve or earned surplus reserve after the end of the last fiscal year) the amount of such reduction and (if we have distributed surplus to its shareholders after the end of the last fiscal year) the amount set aside in capital reserve or earned surplus reserve (if any) as required by ordinances of the Ministry of Justice.

Under the Company Law, the aggregate book value of surplus distributed by us may not exceed a prescribed distributable amount, as calculated on the effective date of such distribution. Our distributable amount at any given time shall be the amount of surplus less the aggregate of: (a) the book value of our treasury stock; (b) the amount of consideration for any of its treasury stock disposed of by us after the end of the last fiscal year; and (c) certain other amounts set forth in an ordinance of the Ministry of Justice, including (if the total of one-half of goodwill and the deferred assets exceeds the total of stated capital, capital reserve and earned surplus reserve, each such amount being that appearing on our non-consolidated balance sheet as of the end of the last fiscal year) all or certain part of such exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice. If we have opted to become a company that applies the restriction on distributable amounts on a consolidated basis (renketsu haito kisei tekiyo kaisha), we will further deduct from the amount of surplus a certain amount which is calculated based on our non-consolidated and consolidated balance sheets as of the end of the last fiscal year as provided in ordinances of the Ministry of Justice.

If we have prepared interim financial statements as described below after the end of the last fiscal year, and if such interim financial statements have been approved by our board of directors or (if so required) by a general meeting of our shareholders, then the distributable amount must be adjusted to take into account the amount of profit or loss as set forth in ordinances of the Ministry of Justice, and the amount of consideration for any of our treasury stock disposed of by us, during the period in respect of which such interim financial statements have been prepared. Under the Company Law, we are permitted to prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements prepared by us must be reviewed by our independent auditors, as required by an ordinance of the Ministry of Justice.

In Japan, the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividend to be paid. The price of the shares generally goes ex-dividend on the third business day prior to the record date.

Capital and Reserves

When we issue issues new shares, the amount of the cash or assets paid or contributed by subscribers for the new shares (with some exceptions) is required to be accounted for as stated capital, although we may account for an amount not exceeding one-half of the cash or assets as capital reserve by resolutions of the board of directors.

We may at any time transfer the whole or any part of our additional paid-in capital and legal reserve to stated capital by a resolution of a general meeting of shareholders. The whole or any part of surplus which may be distributed as annual dividends may also be transferred to stated capital by a resolution of a general meeting of shareholders. We may, by a resolution of a general meeting of shareholders (in the case of the reduction of stated capital, a special resolution of a general meeting of shareholders, see “Voting Rights”) reduce stated capital, additional paid-in capital and/or legal reserve.

Stock Splits

We may at any time split the shares into a greater number of shares by a resolution of the board of directors. When the board of directors resolves on the split of shares, it may also amend the Articles of Incorporation to increase the number of authorized shares to be issued in proportion to the relevant stock split. We must give public notice of the stock split, specifying the record date therefor, not less than two weeks prior to such record date.

Unit Share System

Our Articles of Incorporation provides that 10 shares constitute one “unit” of shares. The number of shares constituting a unit may be altered by amending our Articles of Incorporation. The number of shares constituting a unit is not permitted to exceed 1,000 shares.

A shareholder may not exercise shareholders’ rights in relation to any shares that it holds that are less than one unit other than the rights set forth below under the Company Law and the Articles of Incorporation, which include rights (1) to receive dividends, (2) to receive cash or other assets in case of consolidation or split of shares, share exchange or share transfer, or merger or (3) to be allotted rights to subscribe for free for new shares and stock acquisition rights when those rights are granted to shareholders.

Under the book-entry transfer system operated by JASDEC, shares constituting less than one unit are generally transferable. Under the rules of the Japanese stock exchanges, however, shares constituting less than one unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese stock exchanges.

A holder of shares constituting less than one unit may require us to purchase such shares at their market value in accordance with the provisions of our Share Handling Regulations. In addition, our Articles of Incorporation provide that a holder of shares constituting less than one unit may request us to sell to such holder such amount of shares which will, when added together with the shares constituting less than one unit held by such holder, constitute one unit of shares, in accordance with the provisions of the Share Handling Regulations.

General Meetings of Shareholders

The ordinary general meeting of our shareholders is usually held in Tokyo in June of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a shareholders’ meeting stating the place, time and purpose thereof must be dispatched to each shareholder (or, in the case of a non-resident shareholder, to its resident proxy or mailing address in Japan) having voting rights at least two weeks prior to the date of such meeting. The record date for an ordinary general meeting of shareholders is March 31 of each year. General meetings of shareholders can be called by a director pursuant to a resolution of the board of directors.

Any shareholder or group of shareholders at least 3.0% of the total number of voting rights for a period of six months or longer may require the convocation of a general meeting of shareholders for a particular purpose by showing such a purpose and reason for convocation to one of our representative executive officers. Unless such shareholders’ meeting is convened promptly or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such shareholders’ meeting.

Any shareholder or group of shareholders holding at least 300 voting rights or 1.0% of the total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to one of our representative executive officers at least eight weeks prior to the date of such meeting.

Under the Company Law, any of minimum percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened if the articles of incorporation of a joint stock corporation so provide.

Voting Rights

A holder of shares constituting one or more units is entitled to one vote for each unit. However, if we directly or indirectly owns more than 25% of voting rights of a corporate or other entity which is a shareholder, such corporate shareholder cannot exercise its voting rights. Except as otherwise provided by law or in our Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights represented at the meeting. The quorum for election of directors is one-third of the total number of voting rights. Our shareholders are not entitled to cumulative voting in the election of directors. Our shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders having voting rights.

Under the Company Law and our Articles of Incorporation, any amendment to our Articles of Incorporation (except for certain amendments, see “Stock Splits”) and certain other instances require approval by a “special resolution” of shareholders, where the quorum is one-third of the total number of voting rights and the approval by at least two-thirds of the number of voting rights represented at the meeting is required. Other instances requiring such a “special resolution” include (1) the reduction of its stated capital, (2) the removal of a director, (3) the dissolution, liquidation, merger or consolidation, merger and corporate split or (4) the formation of a parent company by way of share exchange or share transfer, the transfer of the whole or a substantial part of its business, the acquisition of the whole business of another company, (5) the issue to persons other than the shareholders of new shares at a “specially favorable” price or the issue or transfer to persons other than the shareholders of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) under “specially favorable” conditions, (6) consolidation of shares and (7) acquisition of its own shares from a specific party other than its subsidiaries.

Subscription Rights

Holders of the shares have no pre-emptive rights. The board of directors may, however, determine that shareholders be given subscription rights to new shares, in which case such rights must be given on uniform terms to all shareholders as of a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire. The issue price of such new shares must be paid in full.

Stock Acquisition Rights

We may issue stock acquisition rights (shinkabu yoyakuken) and bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai). Except where the issue would be on “specially favorable” conditions, the issue of stock acquisition rights or bonds with stock acquisition rights may be authorized by a resolution of the board of directors. Upon exercise of the stock acquisition rights, the holder of such rights may acquire shares by way of payment of the applicable exercise price or, if so determined by a resolution of the board of directors, by way of substitute payments in lieu of redemption of the bonds. If our Articles of Incorporation prohibit us from delivering shares, it will pay a cash payment equal to the market value of the shares.

Dilution

It is possible that, in the future, market conditions and other factors might make rights issued to shareholders desirable at a subscription price substantially below their then current market price, in which case shareholders who do not exercise and are unable to realize the full value of their subscription rights would suffer dilution of their equity interest in us.

Liquidation Rights

In the event of our liquidation, any assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the shareholders in proportion to the respective numbers of shares which they hold.

Reports to Shareholders

We currently furnish to our shareholders notices of shareholders’ meetings, annual business reports, including financial statements, and notices of resolutions adopted at the shareholders’ meetings, all of which are in Japanese. Public notice shall be made in the “Nihon Keizai Shinbun” published in Tokyo and Osaka.

Record Date of Register of Shareholders

As stated above, March 31 is the record date for the payment of annual dividends and the determination of shareholders entitled to vote at the ordinary general meeting of shareholders. In addition, we may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice. Under the Book-Entry Law, JASDEC is required to give us a notice of the names and addresses of the shareholders, the number of shares held by them and other relevant information as of each such record date, and the register of our shareholders shall be updated accordingly.

Repurchase by ORIX of Shares

We may acquire our own shares, including shares of our common stock:

(i) by way of purchase on any Japanese stock exchange or by way of tender offer (pursuant to a resolution of the board of directors);

(ii) from a specific shareholder other than any of our subsidiaries (pursuant to a special resolution of a general meeting of shareholders); or

(iii) from any of our subsidiaries (pursuant to a resolution of the board of directors).

In the case of (ii) above, any other shareholder of such class may make a request to a director, at least five days prior to the relevant shareholders’ meeting, to include such shareholder as a seller in the proposed purchase. However, no such right will be available if the relevant class of shares is listed on any Japanese stock exchange and the purchase price or any other consideration to be received by the relevant specific shareholder does not exceed the then market price of the shares calculated in a manner set forth in Ordinances of the Ministry of Justice.

Any such acquisition of our shares must satisfy certain requirements that the total amount of the purchase price may not exceed the distributable amount, as described in “—Distributions of Surplus.” We may hold our shares acquired in compliance with the provisions of the Company Law, and may generally cancel such shares by a resolution of the board of directors, although the disposal of such shares are subject to the same proceedings for the issuance of new shares, in general.

Stock Options

Under the Company Law, a stock option plan is available by issuing stock acquisition rights.

Generally, a stock option plan may be adopted by a resolution of the board directors. However, if the conditions of such stock acquisition rights are “specially favorable”, a special resolution at a general meeting of shareholders is required. The special resolution must set forth the class and number of shares to be issued or transferred on exercise of the options, the exercise price, the exercise period and other terms of the options.

Description of American Depositary Shares

Citibank, N.A. acts as the depositary bank for our American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York, 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs are normally represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank-N.A. Tokyo branch, located at 2-3-14, Higashi-Shinagawa, Shinagawa-ku, Tokyo, Japan 140-0002.

We have appointed Citibank as depositary bank pursuant to a deposit agreement. We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs will be determined by the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety as well as the form of ADR attached to the deposit agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the deposit agreement, which was amended by the Letter Agreement dated as of October 29, 2007 between us and the depositary. Each of the deposit agreement and the letter agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Each ADS represents one-half of one Share on deposit with the custodian bank. An ADS will also represent any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practicable considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in some circumstances. The deposit agreement is governed by New York law. However, our obligations to the holders of Shares will continue to be governed by the laws of Japan, which may be different from the laws in the United States.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of ADSs registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns new ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practicable considerations and legal limitations. Holders will receive these distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary bank. Upon receipt of notice the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Distributions of Shares

Whenever we make a free distribution of Shares for the securities on deposit with the custodian, we will notify the depositary bank. Upon receipt of notice, the depositary bank will either distribute to holders of record of new ADSs representing the Shares deposited or modify the ADS to Shares ratio, in which case each ADS you hold will represent rights and interests in the additional Shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-Share ratio upon a distribution of Shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay these taxes or governmental charges, the depositary bank may sell all or a portion of the new Shares so distributed.

No distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it will use its best efforts to sell the Shares received and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional Shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable these holders to exercise these rights if it is lawful and reasonably practicable to make the rights available to holders of record of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new Shares directly rather than new ADSs.

The depositary bank will not distribute the rights to you if:

•	We do not request that the rights be distributed to you or we ask that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary bank; or

•	It is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if a sale is lawful and reasonably practicable. The proceeds of a sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional Shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In this case, we will assist the depositary bank in determining whether a distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is lawful and reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In this case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the conditions described in the previous paragraph are not satisfied and the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Japan would receive for failing to make an election, as more fully described in the deposit agreement.

The depositary bank is not obligated to make available to holders a method to receive the elective dividend in Shares rather than ADSs. In addition, neither we nor the depositary bank can assure you that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of Shares.

Other Distributions

Whenever we intend to distribute property other than cash, Shares or rights to purchase additional Shares, we will notify the depositary bank in advance and will indicate whether we wish to make a distribution to you. If so, we will assist the depositary bank in determining whether a distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to you in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay these taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	We do not deliver satisfactory documents to the depositary bank; or

•	The depositary bank determines that all or a portion of the distribution to you is not lawful and reasonably practicable.

The proceeds of a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will mail notice of the redemption to the holders.

The custodian will be instructed to surrender the Shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Shares

The Shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of these Shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the Shares held on deposit. The depositary bank may in these circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute property to you, the depositary bank may sell property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs Upon Deposit of Shares

The depositary bank may create ADSs on your behalf if you or your broker deposit Shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Shares to the custodian.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the Shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of Shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	The Shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, relating to these Shares have been validly waived or exercised.

•	You are duly authorized to deposit the Shares.

•

The Shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon a deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The Shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the underlying Shares at the custodian’s offices. In order to withdraw the Shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold an ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and other documents that the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the Shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the Shares or ADSs are closed, or (ii) Shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

•	The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the Shares represented by your ADSs. The voting rights of holders of Shares are described in “Description of the Shares—Voting Rights.”

At our request, the depositary bank will mail to you any notice of a shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with these voting instructions. All votes received by the depositary from ADS holders for and against a matter before shareholders for a vote will be aggregated and to the extent that the aggregate number of shares to be voted for or against a matter is not a multiple of 10 the excess of the highest integral multiple of 10 will not be voted.

Please note that the ability of the depositary bank to carry out voting instructions may be limited by practicable and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
Issuance of ADSs upon deposit of Shares	Up to 5¢ per ADS issued
Cancellation of ADSs and delivery of deposited securities	Up to 5¢ per ADS canceled
Exercise of rights to purchase additional ADSs	Up to 5¢ per ADS issued
Distribution of cash upon sale of rights and other entitlements	Up to 2¢ per ADS held

As an ADS holder you will also be responsible to pay various fees and expenses incurred by the depositary bank and various taxes and governmental charges such as:

•	Taxes, including applicable interest and penalties, and other governmental charges;

•	Fees for the transfer and registration of Shares charged by the registrar and transfer agent for the Shares in Japan (i.e., upon deposit and withdrawal of Shares);

•	Expenses incurred for converting foreign currency into U.S. dollars;

•	Expenses for cable, telex and fax transmissions and for delivery of securities;

•	Fees and expenses of the depositary bank incurred in connection with compliance with exchange control regulations and regulatory requirements applicable to the Shares or ADSs; and

•	Fees and expenses of the depositary bank in delivering deposited securities.

We have agreed to pay some other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of these changes.

Amendments and Termination

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in some circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination.

Upon termination, the following will occur under the deposit agreement:

•

for a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the Shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those Shares on the same terms as prior to the termination. During this six months’ period the depositary bank will continue to collect all distributions received on the Shares on deposit (i.e., dividends) but will not distribute any property to you until you request the cancellation of your ADSs.

•

After the expiration of the six months’ period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from this sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of Depositary

The depositary bank will maintain ADS holder records at its depositary office. You may inspect these records at the depositary office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary bank disclaims any liability for any failure to determine the lawfulness or practicability of any distribution or action, for the content, or for the accuracy of any translation, of any document forwarded to you on our behalf, for the investment risks associated with investing in Shares, for the validity or worth of the Shares, for any tax consequences that result from the ownership of ADSs, for the credit worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our Articles of Incorporation, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our Articles of Association or in any provisions of securities on deposit.

•

We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representative thereof, or any other person believed by either of us in good faith to be competent to give advice or information.

•

We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of Shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

Pre-Release Transactions

The depositary bank may, in some circumstances, issue ADSs before receiving a deposit of Shares or release Shares before receiving ADSs. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on these transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and any other information which the depositary bank and the custodian may require to fulfill their legal obligations.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if conversion is practicable, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practicable or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	Convert the foreign currency to the extent practicable and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practicable.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practicable.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law

The deposit agreement is governed by and shall be interpreted in accordance with the laws of the State of New York.

UNDERWRITING

The global offering consists of (i) an international offering of 12,102,740 shares, in the form of shares or ADSs, in the United States and elsewhere outside Japan and (ii) a Japanese offering of 4,186,860 shares in Japan. UBS Securities Japan Ltd, Merrill Lynch Japan Securities Co., Ltd., Morgan Stanley Japan Securities Co., Ltd., and Nikko Citigroup Limited have been appointed as the joint global coordinators for the global offering.

Under the terms and subject to the conditions contained in the international underwriting agreement dated July 13, 2009, the international underwriters named below, have severally and not jointly agreed to purchase, and we have agreed to sell to them, the number of shares set forth opposite their respective names:

Name of International Underwriter	Number of Shares
UBS Securities LLC	7,261,640
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,420,550
Morgan Stanley & Co. Incorporated	2,420,550

Total	12,102,740

UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are the joint bookrunners of the international offering. As joint bookrunners they will be responsible for recording a list of potential investors that have expressed an interest in purchasing the shares or ADSs as part of this offering. You may contact the joint bookrunners for information on how to purchase the shares or ADSs in this offering. You may contact UBS Securities LLC at 299 Park Ave., New York, NY 10171, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 4 World Financial Center, New York, NY 10080 and Morgan Stanley & Co. Incorporated at 1585 Broadway, New York, NY 10036.

The international underwriters may elect to take delivery of all or a portion of the shares purchased in the form of ADSs. The international underwriters are offering the ADSs and shares subject to their acceptance of the ADSs and shares from us and subject to prior sale. The international underwriting agreement provides that the obligations of the several international underwriters to pay for and accept delivery of the ADSs and shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The international underwriters are obligated to take and pay for all of the ADSs and shares offered by this prospectus, if any such ADSs or shares are taken. If any international underwriter defaults, the international underwriting agreement provides that the underwriting commitments of the non-defaulting international underwriters may be increased or the international underwriting agreement may be terminated.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

We have also entered into a Japanese underwriting agreement with certain Japanese underwriters. The Japanese underwriting agreement provides for the concurrent offering and sale by us in Japan of an aggregate of 4,186,860 shares of common stock.

The closing for the sale of the shares in the international offering is not conditioned on the closing of the sale in the Japanese offering.

Over-Allotment Option

We have granted the international underwriters an option, exercisable by July 16, 2009, to purchase up to an additional 1,710,400 shares, of our common stock, in the form of shares or ADSs, at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions, solely for the purpose of covering any over-allotments made in connection with the international offering. If any shares or ADSs are purchased by the international underwriters pursuant to their option, the international underwriters will severally purchase shares or ADSs in approximately the same proportions set forth in the preceding table.

Intersyndicate Agreement

The international underwriters and the Japanese underwriters have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the international underwriters and the Japanese underwriters have agreed that the Japanese underwriters may sell a limited number of shares to the international underwriters for re-sale by the international underwriters in the international offering. To the extent there are sales of shares between the underwriting syndicates under the intersyndicate agreement, the number of shares or ADSs initially available for sale in the international offering may be greater than the number of shares described on the cover page of this prospectus as being offered in the international offering.

Pursuant to the intersyndicate agreement, as part of the distribution of our shares in the global offering and subject to certain exceptions, the international underwriters and the Japanese underwriters have agreed that (i) the international underwriters will neither purchase, directly or indirectly, any shares offered in the global offering for the account of any Japanese person, nor offer or sell, directly or indirectly, any shares offered in the global offering or distribute any prospectus relating to such shares in Japan or to any Japanese person and (ii) the Japanese underwriters will neither purchase, directly or indirectly, any shares offered in the global offering for the account of any person or entity other than a Japanese person, nor offer or sell, directly or indirectly, any such shares or distribute any prospectus relating to such shares outside Japan or to any person or entity other than a Japanese person.

Commissions and Discounts

The international underwriters have advised us that they initially propose to offer part of the ADSs and shares directly to the public, subject to the limitations below, at the public offering price listed on the cover page of this prospectus and part to certain dealers at that price less a concession not in excess of $0.6480 per ADS and ¥119.52 per share. After the initial offering of the ADSs and shares, the offering prices and other selling terms may from time to time be varied by the international underwriters.

The purchase price for shares offered hereby and in the Japanese offering, as well as the commission we must pay on each share, will be the same.

The following table shows the public offering price, underwriting discounts and commissions and proceeds to us for the international offering, each on a per ADS and total basis and on a per share and total basis. The figures in the U.S. dollar “Total” column assume that all shares to be sold in the international offering will be sold in the form of ADSs, while the figures in the Japanese yen “Total” column assume that none of the shares to be sold in the international offering will be sold in the form of ADSs.

	Per ADS	Total	Per Share	Total
Public offering price	$26.20	$634,183,576	¥4,830.00	¥58,456,234,200
Underwriting discounts and commissions	$1.08	$26,141,918	¥199.20	¥2,410,865,808
Proceeds, before expenses, to the issuer	$25.12	$608,041,658	¥4,630.80	¥56,045,368,392

The international underwriting discounts and commissions consists of the difference between the amounts paid by the international underwriters to purchase the shares from us and the offering price of the ADSs and shares to the public. The underwriting discounts and commissions are 4.12% of the total gross amount of the international offering.

We estimate that the total expenses of the international offering, excluding international underwriting discounts and commissions, will be approximately $5,004,000, assuming the international over-allotment option is exercised in full. The expenses are payable by us and consist of the following:

•	a U.S. Securities and Exchange Commission registration fee of $43,000;

•	stamp and registration taxes of $2,669,000;

•	estimated printing expenses of $208,000;

•	estimated legal fees and expenses of $526,000;

•	estimated accounting fees and expenses of $250,000;

•	reimbursement of travel, advertising and other expenses of $94,000; and

•	estimated miscellaneous fees and expenses of $1,214,000.

No Sale of Similar Securities

We have agreed that, during a period beginning on the date of the international underwriting agreement and the Japanese underwriting agreement and ending on the date that is 180 days after the payment date for the global offering, the “lock-up period”, we will not, without the prior written consent of the joint global coordinators:

•

issue, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any shares of our common stock or ADSs;

•	file or cause to become effective a registration statement under the Securities Act of 1933 relating to the offer and sale of any shares of our common stock or ADSs;

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock or ADSs, whether any such transaction is to be settled by delivery of shares of our common stock or ADSs or such other securities, in cash or otherwise; or

•	publicly announce an intention to effect any transaction described above.

However, if (i) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the lock-up period and ends on the last day of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs, or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16 day period beginning on the last day of the lock-up period, then the restrictions described above will continue to apply to us until the expiration of the date that is 15 calendar days plus three business days after the date on which the issuance of the earnings release or the material news or material event occurs.

The restrictions described above also apply to any of our securities that are substantially similar to our common stock or ADSs, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, any of the foregoing. The restrictions described above do not apply to any of the following:

•	the issuance, delivery and sale of the shares as contemplated by the international underwriting agreement and the Japanese underwriting agreement;

•

the issuance and delivery of shares of our common stock in connection with any merger, share exchange (kabushiki koukan), share transfer (kabushiki iten), demerger (kaisha bunkatsu) or other reorganization;

•	the issuance of shares of our common stock upon the exercise of stock acquisition rights attached to our convertible bonds with stock acquisition rights (shinkabu yoyakukentsuki shasai);

•	the issuance and delivery of shares of our common stock in connection with any stock split;

•	the allocation of shares of our common stock to our shareholders without compensation (kabushiki mushou wariate);

•

the issuance and delivery of stock acquisition rights (shinkabu yoyakuken) or the issuance and delivery of shares of our common stock or ADSs upon an exercise of stock acquisition rights, in each case pursuant to our stock option plans;

•

the disposition of shares of our treasury stock to our retired or resigned executive officers and directors, in each case pursuant to established standards set forth in our retirement benefit plans; and

•

the delivery and sale of shares of our treasury stock to our shareholders holding less than one unit of our shares, upon request from such shareholders in order to increase their holdings to one full unit.

Stock Exchange Listings

Our common stock is listed on the First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange in Japan under the code “8591”. ADSs representing shares of our common stock are listed on the New York Stock Exchange under the symbol “IX”.

Price Stabilization and Short Positions

Until the distribution of the shares and ADSs in the international offering is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our shares and ADSs. However, the international underwriters, or any person acting for them, on behalf of the international underwriters, may engage in transactions that stabilize the price of the shares and ADSs, such as bids or purchases to peg, fix or maintain that price.

If the international underwriters create a short position in the shares or ADSs in connection with the international offering, i.e., if they sell more shares or ADSs than are listed on the cover of this prospectus, the international underwriters may reduce that short position by purchasing shares or ADSs in the open market. Purchases of the shares or ADSs to stabilize their prices or to reduce a short position may have the effect of raising or maintaining the market price of our shares and ADSs or preventing or retarding a decline in the market price of our shares and ADSs. As a result, the price of our shares and ADSs may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the international underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares and ADSs. In addition, neither we nor any of the international underwriters makes any representation that the international underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice. These transactions may be effected on the New York Stock Exchange in the United States.

In addition to stabilization and short position transactions of the international underwriters described above in connection with the international offering, Nikko Citigroup Limited, on behalf of the Japanese underwriters, may engage in transactions in connection with the Japanese offering that maintain a stabilizing bid on the Tokyo Stock Exchange and the Osaka Securities Exchange, at a higher level than that which might otherwise prevail for a limited period after the date of this prospectus in accordance with applicable laws and regulations. Any such stabilization transactions in connection with the Japanese offering will be conducted by and through Nikko Citigroup Limited, in consultation with the joint global coordinators, and in compliance with all applicable laws. Nikko Citigroup Limited is not required to engage in these activities and may end any of these activities at any time. Such transactions may have the effect of raising or maintaining the market price of our shares or preventing or retarding a decline in the market price of our shares. As a result, the price of our shares may be higher than the price that might otherwise exist in the open market.

Payment and Settlement

The underwriters expect to make payment for the shares to be sold in the global offering (including shares underlying any ADSs sold) on or about July 21, 2009 (Tokyo time) and to deliver the common stock in Tokyo through the book-entry transfer system of JASDEC on or about July 22, 2009 (Tokyo time). The underwriters expect to deliver ADSs in New York, New York through the facilities of The Depository Trust Company on or about July 22, 2009 (New York time). Delivery of the shares and the ADSs in the international offering is expected to occur later than three days after pricing of the global offering as described in the expected timetable below. Because of the longer settlement period, purchasers who wish to trade shares or ADSs on or soon after pricing may need to specify alternative settlement arrangements to prevent a failed settlement.

Stamp Taxes and Other Charges

Purchasers of the shares or ADSs offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offer price on the cover of this prospectus.

Indemnification and Contribution

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

Other Relationships

Some of the international underwriters and the Japanese underwriters have in the past provided, and may in the future provide, investment banking and underwriting services to us and our affiliates for which they have received customary compensation.

Selling Restrictions

Member States of the European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive, each, a Relevant Member State, each international underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or Relevant Implementation Date, it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the other international underwriters; or

•

in any other circumstances falling within Article 3 of the Prospectus Directive, provided that no such offer of shares shall require us or any international underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set forth in this prospectus.

United Kingdom

Each international underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

Each international underwriter has represented, warranted and agreed that the shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

Each international underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each international underwriter has represented, warranted and agreed that it has not circulated or distributed nor will it circulate or distribute this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares nor has it offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase nor will it offer or sell the shares or cause the shares to be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except

(1)

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2)	where no consideration is or will be given for the transfer; or

(3)	where the transfer is by operation of law.

Australia

This prospectus is not a formal disclosure document and has not been lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia) in relation to the securities.

The shares are not being offered in Australia to “retail clients” as defined in section 761G of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” as defined in section 761G of the Corporations Act 2001 (Australia) and as such no product disclosure statement in relation to the securities has been prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client. If any recipient is not a wholesale client, no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than a wholesale client.

Italy

Each international underwriter has represented, warranted and agreed that the shares may not be offered or sold, directly or indirectly, in Italy or to a resident of Italy, other than to a “qualified investor” pursuant to the Unified Financial Act, management companies (società di gestione del risparmio) authorized to manage individual portfolios on behalf of third parties and fiduciary companies authorized to manage individual portfolios pursuant to Article 60(4) of Legislative Decree No. 415 of July 23, 1996, as amended (a “Qualified Investor”), and in compliance with the modalities and procedures therein provided. Any message or communication of information concerning the terms and conditions of the offer, sufficient to lead an investor to purchase or subscribe the shares, any offer, issue or any distribution of the prospectus within Italy and in connection with the international offering must be conducted either by banks, investment firms (as defined in the Unified Financial Act) or financial companies enrolled in the special register provided for by Article 107 of Legislative Decree No. 385 of September 1, 1993, as amended, to the extent such entities are duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the relevant provisions of the Unified Financial Act.

Any investor purchasing the shares is solely responsible for ensuring that any offer or resale of the shares it purchases occurs in compliance with applicable laws and regulations. This prospectus and the information contained herein are intended only for the use of its recipient and are not to be distributed to any third party resident or located in Italy which is not a “qualified investor” for any reason. No person resident or located in Italy other than the original recipients of this document may rely on its contents.

France

The shares may not be offered or sold to the public in France and neither this prospectus, which has not been submitted to the clearance procedure of the Autorité des marchés financiers or passported in France under the Prospectus Directive, nor any other offering material or information contained therein relating to the shares may be released, issued or distributed or caused to be released, issued or distributed, directly or indirectly, to the public in France, or used in connection with any offer for subscription, exchange or sale of the shares to the public in France. Any such offers, sales and distributions may be made in France only to asset managers (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers), to qualified investors (investisseurs qualifiés) and to a restricted circle of investors (cercle restreint d’investisseurs) as defined in Article L. 411-2, II, 4° of the French Monetary and Financial Code, investing for their own account, in accordance with Articles L. 411-2, D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Monetary and Financial Code. The shares may be resold and distributed to the public in France only in compliance with Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Monetary and Financial Code. Investors in France and persons into whose possession offering material comes must inform themselves about and observe any such restrictions.

Switzerland

Each international underwriter has acknowledged that this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Code of Obligations nor is it a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Accordingly, public solicitation or marketing of the shares in and from Switzerland is not permitted.

Each international underwriter has represented and agreed that it will not issue, circulate or distribute this prospectus in or from Switzerland, except under exceptional circumstances hereinafter described, and that this prospectus is not intended as an offer or solicitation with respect to the purchase or sale of the shares by the public. The prospectus may be distributed only on a private placement basis, without any public distribution, offering or marketing in or from Switzerland, provided that any such distribution does not occur as a result of, or in connection with, public solicitation, offer or marketing with respect to the purchase or sale of the shares.

United Arab Emirates and the Dubai International Financial Centre

The shares have not been reviewed by or registered with the Emirates Securities and Commodities Authority, the Dubai Financial Services Authority, the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates or the Dubai International Financial Centre, and have not been authorized or licensed for offering, marketing, advertisement or sale in the United Arab Emirates or the Dubai International Financial Centre. As such, the shares are not being offered, marketed or sold to the public in the United Arab Emirates or the Dubai International Financial Centre. The information contained in this prospectus does not, and is not intended to, constitute a public offer, sale, promotion, advertisement or delivery of securities in the United Arab Emirates or the Dubai International Financial Centre in accordance with the Commercial Companies Law (Federal Law No.8 of 1984, as amended), Regulatory Law DIFC Law No.1 of 2004, Markets Law DIFC Law No.12 of 2004, the Offered Securities Rules or otherwise and should not be construed as such. This offering is being made in, and any related materials are subject to, the laws, regulations and rules of a jurisdiction outside the United Arab Emirates and the Dubai International Financial Centre. Interested investors from the United Arab Emirates or the Dubai International Financial Centre who approach us understand this restriction, and acknowledge that they must not copy or distribute this prospectus to any other person.

EXPERTS

The consolidated financial statements and the related financial statement schedule of ORIX Corporation and its subsidiaries as of March 31, 2008 and 2009 and for each of the years in the three-year period ended March 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2009 have been incorporated in this prospectus by reference to our annual report on Form 20-F for the fiscal year ended March 31, 2009 in reliance upon the reports of KPMG AZSA & Co., independent registered public accounting firm, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the March 31, 2009 consolidated financial statements contains an explanatory paragraph that states that the consolidated financial statements of ORIX and its subsidiaries are translated into United States dollars solely for convenience of the reader.

KPMG AZSA & Co.’s address is 1-2 Tsukudo-cho, Shinjuku-ku, Tokyo 162-8551, Japan.

LEGAL MATTERS

Certain U.S. legal matters will be passed upon for us by Davis Polk & Wardwell LLP, our United States counsel. The validity of the securities and certain Japanese legal matters will be passed upon for us by Mitsui Company, our Japanese counsel. Simpson Thacher & Bartlett LLP, United States counsel to any underwriters, dealers or agents, will pass upon certain legal matters as to United States federal law and New York State law for them. Nagashima Ohno & Tsunematsu, Japanese counsel to any underwriters, dealers or agents, will pass upon certain legal matters of Japanese law for them.

ENFORCEMENT OF CIVIL LIABILITIES

ORIX is a joint stock company incorporated in Japan. Most or all of our directors and executive officers are residents of countries other than the United States. Although some of our affiliates have substantial assets in the United States, substantially all of our assets and the assets of our directors and executive officers (and certain experts named herein) are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or our directors and executive officers or to enforce against us or these persons in United States courts judgments of United States courts predicated upon the civil liability provisions of United States securities laws. We have been advised by its Japanese counsel, Mitsui Company, that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of civil liabilities based solely on U.S. securities laws. A Japanese court may refuse to allow an original action based on U.S. securities laws.

The United States and Japan do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Therefore, even if you obtain a civil judgment by a U.S. court, you will not necessarily be able to enforce it directly in Japan.

Our agent for service of process is ORIX USA Corporation.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

This prospectus is part of a registration statement that we filed with the SEC. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this prospectus. In addition, we are subject to the information requirements of the Exchange Act and, in accordance with the Exchange Act, we file annual reports, special reports and other information with the SEC. You may read and copy any of this information in the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is http://www.sec.gov.

We are currently exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-

swing profit recovery provisions contained in Section 16 of the Exchange Act. We are not required under the Exchange Act to publish financial statements as frequently or as promptly as are U.S. companies subject to the Exchange Act. We will, however, continue to furnish our shareholders with annual reports containing audited financial statements and will issue interim press releases containing unaudited results of operations as well as such other reports as may from time to time be authorized by us or as may be otherwise required.

Our American Depositary Shares, each of which represents one-half of one share, are listed on the New York Stock Exchange under the trading symbol “IX.”

Incorporation of Documents by Reference

The rules of the SEC allow us to incorporate by reference information into this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference our annual report on Form 20-F for the year ended March 31, 2009, filed on June 26, 2009 (File Number 001-14856).

All subsequent documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, shall be deemed to be incorporated by reference into this prospectus. In addition, any Form 6-K subsequently submitted to the SEC specifying that it is being incorporated by reference into this prospectus shall be deemed to be incorporated by reference. Documents incorporated by reference shall become a part of this prospectus on the respective dates the documents are filed or furnished with the SEC.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, we will provide without charge to each person to whom a copy of this prospectus has been delivered, a copy of any document that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these documents by writing or telephoning us at:

ORIX Corporation

Mita NN Building

4-1-23 Shiba, Minato-ku

Tokyo 108-0014, Japan

+81-3-5419-5112

Except as described above, no other information is incorporated by reference in this prospectus, including, without limitation, information on our website.